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October 28, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claire Erlanger Geoffrey Kruczek SiSi Cheng Bradley Ecker

	Re:	MasterBrand, Inc. Amendment No. 1 to Draft Registration Statement on Form 10-12B Confidentially Submitted September 29, 2022 CIK No. 0001941365

Ladies and Gentleman:

On behalf of MasterBrand, Inc. (the “Registrant”), set forth below is the response of the Registrant to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in its letter dated October 11, 2022 (the “Comment Letter”), regarding the Registrant’s Amendment No. 1 to the draft registration statement on Form 10-12B (the “Draft Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission on September 29, 2022. In response to the comments set forth in the Comment Letter, the Registrant has revised the Draft Registration Statement and is publicly filing the Registration Statement on Form 10-12B (the “Registration Statement”).

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Registrant. All page references in the response set forth below refer to pages of Exhibit 99.1 to the Registration Statement.

Reasons for the Separation, page 49

1.

We note your response to our prior comment 5. Please expand your discussion on the “unique operating needs” of each company. Explain in detail the decision to separate now as opposed to any other time and the reasons underlying the chosen timing.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10, 50-51 and 74 of Exhibit 99.1 to the Registration Statement accordingly.

*  *  *

Please do not hesitate to contact the undersigned at (212) 839-5684 or sgandhi@sidley.com or Scott Williams at (312) 853-7783 or swilliams@sidley.com with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Hiranda Donoghue, Fortune Brands Home & Security, Inc.
Scott Williams, Sidley Austin LLP
Adam Gross, Sidley Austin LLP

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